EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Income before net gain or loss on real estate disposals, discontinued operations, provision for income taxes and extraordinary loss	$125,422	$100,220	$96,135	$34,685	$48,687

Interest Expense
Senior notes payable and other debt	105,581	66,105	61,660	72,384	79,595
United States Settlement	—	—	4,943	5,461	4,592

Earnings	$231,003	$166,325	$162,738	$112,530	$132,874

Interest Expense
Senior notes payable and other debt	$105,581	$66,105	$61,660	$72,384	$79,595
United States Settlement	—	—	4,943	5,461	4,592

Fixed Charges	$105,581	$66,105	$66,603	$77,845	$84,187

Ratio of Earnings to Fixed Charges	2.19	2.52	2.44	1.45	1.58